Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ/MF nº 10.739.356/0001-03
NIRE 35.300.366.727 | Cód. CVM 25860

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 6, 2025

1	Date, Time, and Place: On November 6, 2025, at 10:00 AM, in a hybrid format, at the headquarters of BRBI BR Partners S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 28th floor, Itaim Bibi, ZIP Code 04538-132, and via videoconference through the Microsoft Teams platform.

2	Call and Attendance: The formalities of the call were waived, given the presence of all members of the Company’s Board of Directors, in accordance with Article 18, paragraph 2 of the Company’s bylaws (“Bylaws”).

3	Table: Chairman: Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo.

4	Agenda: (i) approve the Company’s Interim Financial Statements for the three-month period ended September 30, 2025, accompanied by the Performance Commentary and the Independent Auditors’ Report; and (ii) Approve the distribution of dividends.

5	Resolutions: The Board of Directors’ meeting was convened, and after discussing the Agenda:

5.1. Interim Financial Statements of the Company for the three-month period ended September 30, 2025

After examination, debate, and necessary clarifications, including a favorable opinion from the Audit Committee, the directors unanimously approved the Company’s Interim Financial Statements for the three-month period ended September 30, 2025, accompanied by the Performance Commentary and the Independent Auditors’ Report.

5.2. Distribution of Dividends

Immediately thereafter, the directors unanimously approved the declaration and payment, ad referendum of the Annual General Meeting to be held by April 30, 2026, of interim dividends (“Interim Dividends”) based on the financial statements for the trimester ended September 30, 2025, in the total amount of R$37,798,453.44 (thirty-seven million, seven hundred ninety-eight thousand, four hundred fifty-three reais and forty-four cents), corresponding to R$0.12 (twelve cents) per share issued by the Company or R$0.36 (thirty-six cents) per UNIT, and the intermediate dividends in the total amount of R$69,297,164.64 (sixty-nine million, two hundred ninety-seven thousand, one hundred sixty-four reais and sixty-four cents), corresponding to R$0.22 (twenty-two cents) per share issued by the Company or R$0.66 (sixty-six cents) per UNIT, based on the Company’s accumulated profits (“Intermediate Dividends” and, together with the Interim Dividends, the “Dividends”), in accordance with the Company’s Bylaws and Article 204 of Law 6,404 of December 15, 1976. The beneficiaries of the Dividends will be the shareholders registered in the Company’s records as of November 17, 2025, including transactions carried out up to that date. The Company’s shares will be traded ex-dividends as of November 18, 2025, inclusive. The payment of the Dividends will be made in a single installment on November 26, 2025, in Brazilian currency, and there will be no monetary adjustment or interest between the date of declaration of the Dividends and the date of actual payment. The amount of the approved Dividends will be fully allocated to the mandatory dividends to be distributed by the Company for the fiscal year 2025.

6	Closure: With nothing further to be discussed, the meeting was adjourned, and these minutes were drawn up, read, approved, and signed by all present.

7	Signatures: Table: Chairman Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo. Board of Directors: Jairo Eduardo Loureiro Filho (Chairman), José Flávio Ferreira Ramos, Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Danilo Depieri Catarucci, Eduardo Bunker Gentil (Independent Member) and Carla Trematore (Independent Member).

This matches the original minutes recorded in the Company’s appropriate book.

São Paulo, November 6, 2025.

Monica Futami Piccirillo

Secretary